Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 18, 2023

VIA EDGAR SUBMISSION – FORM DEL AM

U.S. Securities and Exchange Commission (the "Commission")
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Advisor Managed Portfolios (the "Trust")
Securities Act Registration No: 333-275008
CornerCap Fundametrics® Large-Cap ETF

To the Commission:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of the Trust, we hereby file a delaying amendment with respect to the Trust's Registration Statement on Form N-14 (the "Registration Statement") relating to the upcoming reorganization of the CornerCap Fundametrics® Large-Cap ETF, a series of Trust for Advised Portfolios, to CornerCap Fundametrics® Large-Cap ETF, a newly formed series of the Trust formed solely for the purpose of the reorganization. The Registration Statement was filed with the Commission on October 16, 2023 (Accession No. 0000894189-23-007627) and was scheduled to become effective on November 15, 2023 pursuant to Rule 488 under the Securities Act.

This delaying amendment is being filed in response to a request from the staff of the Commission, including a request to file an amendment to the Registration Statement to include updated consents of the Target Fund’s independent registered public accounting firm as exhibits.

The Trust hereby amends the Registration Statement to delay its effective date until the Trust shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Trust, in the City of Glendora and the State of California on the 18th day of October 2023.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please feel free to contact Scott Resnick at 626-914-7372.

Sincerely,

/s/ Russell Simon
Russell Simon
President
Advisor Managed Portfolios